United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

     This report on Form 6-K is hereby incorporated by reference into the prospectus that forms part of the Registration Statement on Form F-3 of Companhia Vale do Rio Doce (File No. 333-143857) and the Registration Statement on Form F-3 of Vale Capital Limited (File No. 333-143857-01), each filed with the U.S. Securities and Exchange Commission on June 18, 2007, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. It contains as an exhibit the following document:

Exhibit 99.1	Consent of PricewaterhouseCoopers

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
Date: July 18, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

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